UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On March 5, 2020, KB Financial Group Inc. furnished a public notice regarding the convocation of its annual general meeting of shareholders for fiscal year 2019.

The agenda for the annual general meeting of shareholders to be held on March 20, 2020 is currently being distributed to shareholders of KB Financial Group Inc. for their reference as they exercise their voting rights.

Agenda:

1)	Approval of financial statements and the proposed dividend payment for fiscal year 2019

2)	Amendment of the articles of incorporation

3)	Appointment of directors (one non-standing director, five non-executive directors)

3-1)	Non-Standing Director Candidate: Yin Hur

3-2)	Non-Executive Director Candidate: Stuart B. Solomon

3-3)	Non-Executive Director Candidate: Suk Ho Sonu

3-4)	Non-Executive Director Candidate: Myung Hee Choi

3-5)	Non-Executive Director Candidate: Kouwhan Jeong

3-6)	Non-Executive Director Candidate: Seon-joo Kwon

4)	Appointment of a non-executive director, who will serve as a member of the Audit Committee

  Non-Executive Director Candidate: Gyutaeg Oh

5)	Appointment of members of the Audit Committee, who are non-executive directors

5-1)	Audit Committee Member Candidate: Myung Hee Choi

5-2)	Audit Committee Member Candidate: Kouwhan Jeong

5-3)	Audit Committee Member Candidate: Kyung Ho Kim

6)	Approval of the aggregate remuneration limit for directors

Agenda for Annual General Meeting of Shareholders for Fiscal Year 2019

Agendum 1. Approval of Financial Statements and the Proposed Dividend Payment for Fiscal Year 2019

Please find the following Exhibits attached to this document:

Exhibit Index

99.1	Separate Financial Statements for Fiscal Year 2019

99.2	Consolidated Financial Statements for Fiscal Year 2019

KB Financial Group Inc.’s separate and consolidated financial statements, including the Independent Auditor’s Reports and the notes to the financial statements, will be available subsequently on the website of KB Financial Group Inc. and under the cover of a Form 6-K.

For the proposed dividend payment amount for fiscal year 2019, please refer to Separate Statements of Appropriation of Retained Earnings of the Separate Financial Statements for Fiscal Year 2019 included in Exhibit 99.1 attached hereto.

Agendum 2. Amendment of the Articles of Incorporation

The following table sets forth a summary of the proposed amendments to the articles of incorporation:

Current Provisions	(Proposed) Amendments	Remarks

Article 48(Committees)	Article 48(Committees)	Establish committee

(1) The Company may establish various committees including following committees within the Board of Directors as determined by the resolution of the Board of Directors for the purposes of smooth operation of the Board of Directors and effective management of the Company:	(Same as left)	within the board

1.~7. (Omitted)	(Same as left)

8. (Newly established)	8. ESG Committee

(2)~(3) (Omitted)	(Same as left)

ADDENDUM (March 20, 2020)

Article 1 (Enforcement Date) The Articles of Incorporation shall become effective as of March 20, 2020

Agendum 3. Appointment of Directors (One Non-Standing Director, Five Non-Executive Directors)

Agendum	Name	Date of Birth	Nominator	BoD Meeting Attendance Rate for Prior Year(1)	Term of Office

3-1) Appointment of Non-Standing Director	Yin Hur	12/19/1961	Board of Directors	100%	Until 11/20/2020

3-2) Appointment of Non-Executive Director	Stuart B. Solomon	07/17/1949	Non-executive Director Nominating Committee	92.9%	1 year

3-3) Appointment of Non-Executive Director	Suk Ho Sonu	09/16/1951	Non-executive Director Nominating Committee	100%	1 year

3-4) Appointment of Non-Executive Director	Myung Hee Choi	02/22/1952	Non-executive Director Nominating Committee	100%	1 year

3-5) Appointment of Non-Executive Director	Kouwhan Jeong	09/30/1953	Non-executive Director Nominating Committee	100%	1 year

3-6) Appointment of Non-Executive Director	Seon-joo Kwon	11/12/1956	Non-executive Director Nominating Committee	N/A	2 years

Note:	(1) For the period from January 1, 2019 to December 31, 2019

Nominee for Non-Standing Director(1)(2)

Name	Current Position	Career
Yin Hur (Re-appointment)	• President & CEO, Kookmin Bank	• Nov.2017~ Present	• President & CEO, Kookmin Bank
		• Jan.2016~ Nov.2017	• Senior Executive Vice President, Sales Group, Kookmin Bank
		• Jan.2015~ Dec.2015	• Senior Managing Director, Strategy & Finance Planning Group, Kookmin Bank
		• Jul.2013~ Dec.2014	• Managing Director, Credit Analysis Division, Kookmin Bank
		• Jan.2012~ Jul.2013	• General Manager, Samsung Town Corporate Banking Branch, Kookmin Bank
		• Aug.2008~ Jan.2012	• General Manager, Shinrim Nambu Branch, Kookmin Bank

Note:	(1)	The nominee (i) has not engaged in any transaction with KB Financial Group Inc. in the past three years and (ii) does not have any relationship with the largest shareholder of KB Financial Group Inc.
	(2)	The nominee (i) owes no delinquent taxes, (ii) does not belong to the management of an insolvent company and (iii) is not subject to any legal grounds for disqualification.

Nominees for Non-Executive Directors(1)(2)(3)

Name	Current Position	Career
Stuart B. Solomon (Re-appointment)	—	• Sep.2009~ Dec.2011	• Chairman, Metlife Insurance Co. of Korea, Ltd.
		• Jun.2001~ Aug.2009	• President & CEO, Metlife Insurance Co. of Korea, Ltd.

Suk Ho Sonu (Re-appointment)	• Visiting Professor, School of Business Administration, Hongik University	• Mar.2017~ Present	• Visiting Professor, School of Business Administration, Hongik University
		• Mar.2018~ Present	• Advisory Committee Member, Korea Institute of Finance
		• Dec.2016~ Present	• President’s Advisory Committee Member, Korea Asset Management Corporation
		• Mar.2017~ Feb.2019	• Visiting Professor, Business School, Seoul National University
		• Mar.2017~ Feb.2018	• Visiting Scholar, Korea Institute of Finance
		• Dec.2003~ Feb.2017	• Investment Management Committee Member, Korea Credit Guarantee Fund
		• Mar.2002~ Dec.2014	• Civil Advisory Committee Member (Financial Services), Ministry of Foreign Affairs
		• Apr.2011~ Oct.2011	• Financial Supervision Innovation Initiatives Task Force Member, Office for Government Policy Coordination, Prime Minister’s Secretariat
		• Dec.2002~ Jun.2011	• Chairman, Corporate Governance Research Committee, Korea Corporate Governance Service
		• May 2010~ Dec.2010	• Innovation Committee Member, Financial Services Commission
		• Jul.2009~ Jun.2010	• President, Korea Money and Finance Association

Myung Hee Choi (Re-appointment)	• Vice President, Korea Internal Control Assessment Institute	• Oct.2011~ Present	• Vice President, Korea Internal Control Assessment Institute
		• Mar.2014~ Mar.2017	• Auditor, Gigalane Corporation
		• Mar.2009~ Mar.2011	• Vice President, Korea Exchange Bank (Ombudsman)

Kouwhan Jeong (Re-appointment)	• Co-president Attorney at Law, Nambujeil Law and Notary Office Inc.	• Sep.2019~ Present	• Co-president Attorney at Law, Nambujeil Law and Notary Office Inc.
		• Dec.2017~ Sep.2019	• President Attorney at Law, Nambujeil Law and Notary Office Inc.
		• May 2016~ Dec.2017	• Attorney at Law, Nambujeil Law and Notary Office Inc.
		• Apr.2013~ Aug.2014	• Standing Mediator, Korea Medical Dispute Mediation and Arbitration Agency

Seon-joo Kwon (New Appointment)	—	• Apr.2017~ Apr.2018	• Visiting Scholar, Korea Institute of Finance
		• Dec.2013~ Dec.2016	• Chairman & CEO, Industrial Bank of Korea
		• Jan.2013~ Dec.2013	• Head of Risk Management and Customer Protection, Industrial Bank of Korea

Name	Current Position	Career
		• Jan.2012~ Dec.2012	• Head of Risk Management, Industrial Bank of Korea
		• Jan.2011~ Dec.2011	• Head of Card Business, Industrial Bank of Korea
		• Jan.2010~ Dec.2010	• Head of Jungbu Regional Sales Division, Industrial Bank of Korea

Note: (1)

Pursuant to Article 3 of the Internal Rules on Governance Structure of KB Financial Group Inc., details regarding the recommendation of non-executive director candidates have been posted on the website of KB Financial Group Inc. as well as the website of the Korea Federation of Banks.

(2)	None of the nominees (i) has engaged in any transaction with KB Financial Group Inc. in the past three years or (ii) has any relationship with the largest shareholder of KB Financial Group Inc.
(3)	None of the nominees (i) owes any delinquent taxes, (ii) belongs to the management of an insolvent company or (iii) is subject to any legal grounds for disqualification.

Goals and Objectives of Non-Executive Director Nominees

Name	Goals and Objectives
Stuart B. Solomon

•  Provide expert and practical advice to the Board of Directors regarding the portfolio strategy of KB Financial Group Inc. (the “Group”) for strengthening non-banking sectors, including the insurance sector, based on extensive experience in M&A and PMI (Post Merger Integration) in the insurance industry.

•  Advise on and supervise the process of realizing the Group’s global strategy based on research and analysis on the financial markets of the Unites States as well as knowledge drawn from other international experiences.

•  As a non-Korean nominee, contribute to the diversity of the Board of Directors and improve shareholder value by sharing with the Board of Directors the views of the Group’s foreign shareholders through extensive communication with such shareholders.

•  Keep the management in check as a non-executive director by maintaining independence and considering not only the interests of shareholders and the Group but also other stakeholders.

Suk Ho Sonu

•  Contribute to the Group’s sustainable growth by providing timely and detailed advice regarding management strategy, capital strategy, M&A, etc., based on an understanding of the Group’s mission, vision and the mid— to long—term goals accumulated from the past two years of service as non-executive director, as well as extensive professional experience in finance and risk management.

•  Contribute to the stability of the Group’s corporate governance structure by continuously overseeing the management succession program and its effectiveness in evaluating and fostering qualified management members.

•  Act not only as an advisor but also as a supervisor to the management and improve the collective diversity within the Board of Directors by promoting diversity of experiences and qualifications of the members of the Board of Directors.

•  Maintain independence as a non-executive director and act in the best interest of both the shareholders and customers of the Group.

Myung Hee Choi

•  Based on deep expertise in the finance industry, financial supervision and internal control, closely supervise whether the management follows the goals and strategies approved by the Board of Directors and whether the management establishes adequate risk management policies and internal control policies.

•  Based on the past two years of experience as the Chairman of the Evaluation and Compensation Committee, ensure consistency between the Group’s compensation structure and the Group’s strategic goals and risk policies, and strive to maintain a balance between risks and compensation.

•  Contribute to the Group’s long-term growth by providing strategic guidance based on a closer look at the driving force behind the Group’s future growth as well as new business opportunities.

•  Maintain independence as a non-executive director and supervise the activities of the management to promote the interest of the shareholders and various stakeholders of the Group.

Name	Goals and Objectives
Kouwhan Jeong

•  As a legal expert, contribute to minimizing the Group’s legal risks by providing fair and reasonable legal advice.

•  In light of recent developments surrounding consumer protection in the banking industry, advise on and monitor the Group’s consumer protection systems by drawing upon past experiences in the area of consumer protection.

•  Promote reasonable and fair compensation system of the Group by preventing excessive risk-taking by the management and employees and encouraging them to act in the best interest of the Group’s long-term goals.

•  Similar to past experience in the prosecutor’s office marked by fairness and integrity, maintain independence as a member of the Board of Directors and act in the best interest of all shareholders and financial customers.

Seon-joo Kwon

•  Contribute to the establishment of ultimate goals and management strategies deemed necessary for the Group to create value and to achieve stable long-term growth.

•  Facilitate the decision-making process of the Board of Directors by providing detailed and practical advice regarding various issues that the Group may face, drawing upon extensive experience in the financial industry.

•  As a new non-executive director, devote adequate time and effort into carrying out the designated roles and responsibilities.

•  Make independent and fair decisions that are aligned with the best interest of the shareholders and other stakeholders, such as depositors, bondholders, investors and financial consumers, as well as the Group’s long-term growth.

The Board of Directors’ Reasons for Recommending the Nominees

Name	Reasons for Recommendation
Yin Hur

•  The nominee is a financial expert who has gained extensive knowledge in the banking industry after having served in key roles at Kookmin Bank, particularly in strategy, finance, corporate banking and sales.

•  The nominee is currently the President and CEO of Kookmin Bank, the Group’s largest subsidiary, and was first elected in 2017 and re-elected in 2019 after serving admirably in responding to rapid changes in the banking industry and maintaining Kookmin Bank’s sustainable growth. The nominee led Kookmin Bank to record the highest net profits out of all banks in Korea in 2019 and has stood at the forefront of change and innovation by entering new business areas, for example, by having Kookmin Bank become the first player in the financial industry to launch the MVNO service.

•  The Board of Directors recommends this nominee, who served as a non-standing director of the Group for the past two years, based on his contribution in maintaining effective checks and balances between the Board of Directors and management, as well as his dedication to the Group’s mission, vision and values and his endeavors in delivering value not only to the Group but also to its shareholders and other stakeholders.

Stuart B. Solomon

•  The nominee served as the CEO of Metlife Insurance Co. of Korea, Ltd. from 2001 to 2011, after first joining the company in 1995. As one of the longest-serving CEOs of a foreign finance company in Korea, the nominee has become widely acknowledged for his capacities in finance management, as exemplified by his admirable performance in achieving continuous profit-driven growth despite difficult circumstances resulting from the global financial crisis.

•  During his tenure as a non-executive director of the Group, the nominee actively shared information regarding global trends in the banking industry with the Board of Directors and management. He was also devoted to active communication with shareholders overseas, who comprised the majority of our shareholder base, and displayed great dedication to representing the interests of both the Group’s shareholders and other stakeholders.

•  The Board of Directors recommends this nominee for his great contributions to the Group’s growth by continuously assessing and resolving issues in multiple critical areas of the Group’s management, including investor relations, insurance business and global operations.

Suk Ho Sonu

•  The nominee previously served as a professor of finance at the School of Business Administration at Hongik University from 1991 to 2017. He also served as the president of financial think tanks such as the Korea Finance Association and the Korea Money and Finance Association, and played important roles at the Ministry of Planning and Budget and the Fair Trade Commission. With a career spanning various academic positions as well as posts in the government, the nominee is a financial expert who has been a respected scholar with extensive experience in finance and risk management.

•  During his tenure as a non-executive director of the Group, the nominee served as the Chairman of the Risk Management Committee, facilitating the implementation of a long-term and sustainable plan for capital management through an evaluation of the Group’s financing and the level of capital management. In addition, as a member of the Non-Executive Director Nominating Committee, the nominee contributed to the efforts of the Board of Directors and the management in promoting transparency in the selection process of non-executive directors and maintaining stability in the Group’s corporate governance structure.

•  The Board of Directors also believes the nominee’s contributions to the Group’s capital market operations and inorganic growth in overseas markets were essential for the Group’s long-term growth and thereby recommends this nominee as a non-executive director of the Group.

Name	Reasons for Recommendation
Myung Hee Choi

•  The nominee previously served as Senior Operations Officer at Citibank Korea Inc., Director at the Financial Supervisory Service, Auditor at Korea Exchange Bank and is currently the Vice President of Korea Internal Control Assessment Institute. Through her diverse experience in finance, regulatory, audit and internal control, she has extensive knowledge regarding various regulatory risks that the Group may face.

•  During her tenure as a non-executive director of the Group, the nominee served as the Chairman of the Evaluation and Compensation Committee and achieved a balance between the Group’s risks and compensation policies by proposing that the Group analyze the impact of employee bonus payouts on the Group’s capital ratios as well as declines in such capital ratios.

•  The Board of Directors recommends this nominee for her contributions to the Group’s compliance and internal control as well as her contributions to gender equality and diversity in the Group’s corporate culture.

Kouwhan Jeong

•  The nominee is a legal expert who previously served as a public prosecutor for many years, most recently as the Bucheon Branch Chief Prosecutor of the Incheon District Prosecutor’s Office. After his retirement as a prosecutor, he served as Chairperson of Consumer Dispute Settlement Commission and as Standing Mediator at Korea Medical Dispute Mediation and Arbitration Agency, developing expertise in consumer protection. Throughout his career in law and public service, he was recognized for his dedication to principles and professional ethics as well as for his ability to arbitrate complex issues with fairness and integrity.

•  During his tenure as a non-executive director of the Group, the nominee actively communicated with the Group’s management regarding the Group’s legal risks and consumer protection issues, drawing upon his extensive legal experience. In addition, as a member of the Audit Committee, he communicated regularly with the Group’s external auditor and made detailed proposals and implemented various measures to establish a higher level of internal control, especially for subsidiaries that were more frequently exposed to finance-related incidents. Based on his experience and contributions to the Group, the Board of Directors recommends this nominee as a non-executive director.

Seon-joo Kwon

•  The nominee is an expert in finance management who previously served as the Chairman and CEO of Industrial Bank of Korea, becoming the first female CEO of a bank in Korea. Before becoming CEO, she held multiple key positions throughout her extensive career at the Industrial Bank of Korea, including areas in customer satisfaction, foreign exchange business, card operations and risk management.

•  The nominee’s tenure at Industrial Bank of Korea was marked by her renowned dedication to and passion in her work, which resulted in various titles and positions she obtained throughout her career as the first female employee to have done so at Industrial Bank of Korea. During her time as the CEO of Industrial Bank of Korea, she demonstrated great strategic leadership in management of the bank and its subsidiaries, leading the bank to achieve over 1 trillion won in net profit for the first time in the bank’s history and 293 trillion won in total assets.

•  The Board of Directors recommends this nominee as a non-executive director as her experience as the CEO of a bank will allow her to contribute significantly to the mid- to long-term growth of the Group as well as to the diversity of the Board of Directors.

Agendum 4. Appointment of Non-Executive Director, Who Will Serve as a Member of the Audit Committee(1)

Agendum	Name	Date of Birth	Nominator	BoD Meeting Attendance Rate for Prior Year	Term of Office
4) Appointment of Non-Executive Director, Who Will Serve as a Member of the Audit Committee	Gyutaeg Oh	02/20/1959	Non-executive Director Nominating Committee and Audit Committee Member Nominating Committee	N/A	2 years (Including 1 year as a member of the Audit Committee)

Note: (1)

The above appointment of a non-executive director, who will serve as a member of the Audit Committee, will take place separately from the appointment of other directors, pursuant to Article 19, Paragraph (5) of the Act on Corporate Governance of Financial Companies.

Nominee for Non-Executive Director, Who Will Serve as a Member of the Audit Committee(1)(2)(3)

Name	Current Position	Career
Gyutaeg Oh (New Appointment)	• Professor, School of Business Administration, Chung-Ang University	• Mar.1995~ Present	• Professor, School of Business Administration, Chung-Ang University
		• Jan.2013~ Mar.2017	• Risk Management Committee Member, Korea Technology Finance Corporation
		• Feb.2007~ Dec.2016	• Evaluation and Compensation Committee Chair, Risk Management Committee Member, Fund Management Evaluation Committee Member, National Pension Service
		• Jan.2014~ Jan.2016	• Dean, College of Business and Economics, Chung-Ang University
		• Sep.2011~ Sep.2015	• Public Funds Oversight Committee Member, Sub-Committee Chair, Financial Services Commission
		• Jan.2011~ Feb.2013	• Dean, Graduate School of Business, Chung-Ang University

Note: (1)

Pursuant to Article 3 of the Internal Rules on Governance Structure of KB Financial Group Inc., details regarding the recommendation of non-executive director candidates have been posted on the website of KB Financial Group Inc. as well as the website of the Korea Federation of Banks.

(2)	The nominee (i) has not engaged in any transaction with KB Financial Group Inc. in the past three years and (ii) does not have any relationship with the largest shareholder of KB Financial Group Inc.
(3)	The nominee (i) owes no delinquent taxes, (ii) does not belong to the management of an insolvent company and (iii) is not subject to any legal grounds for disqualification.

Goals and Objectives of the Non-Executive Director Nominee

Name	Goals and Objectives
Gyutaeg Oh

•  As a financial academic with extensive professional experience in financial markets, advise the Board of Directors to make prudent decisions regarding business strategy and capital management plans by analyzing the management performance from a financial point of view and providing relevant insights.

•  As a certified accountant, monitor the Group’s accounting policies and supervise the adequacy of internal control measures.

•  As a new non-executive director, devote adequate time and effort into carrying out the designated roles and responsibilities

•  Maintain independence as a new non-executive director, while acting in the best interest of shareholders, the Group and other stakeholders.

The Board of Directors’ Reasons for Recommending the Nominee, Who Will Serve as a Member of the Audit Committee

Name	Reasons for Recommendation
Gyutaeg Oh

(Recommendation as a Non-Executive Director)

•  The nominee holds a Ph.D. in economics and is currently a professor at the School of Business Administration at Chung-Ang University. He is an active expert in the financial industry whose research focuses on capital markets and financial investments.

•  The nominee has extensive experience in the public sector as he was involved in the establishment of various financial policy institutions including Korea Venture Investment Corporation, Korea Finance Corporation and KoMoCo, and worked at the Financial Services Commission and KOSDAQ. While working in the Ministry of Economy and Finance, he made great contributions to the ministry’s international efforts, such as developing Asian bond markets and establishing the national stock exchange of Cambodia. He has extensive experience and understanding regarding the roles and responsibilities of a non-executive director, as he has worked as a public certified account at accounting firms and investment banks in New York, as well as non-executive directors at various companies.

•  The Board of Directors recommends this nominee, as his academic expertise in financial industries and financial regulation as well as his professional background in capital markets and corporate governance will enable him to make great contributions to the Group’s mid- to long-term growth, stable corporate governance and internal control.

(Recommendation as a Member of the Audit Committee)

•  The nominee satisfies all relevant legal requirements and the Group’s internal requirements to be a member of the Audit Committee.

•  The nominee holds a Ph.D. in economics and has professional experience working as a public certified accountant at accounting firms. In addition, the Board of Directors believes that the nominee, a long-term business professor with academic expertise in finance, will be able to make significant contributions to the accounting, audit and finance-related responsibilities of the Audit Committee.

Agendum 5. Appointment of Members of the Audit Committee, Who Are Non-Executive Directors

Agendum	Name	Date of Birth	Nominator	BoD Meeting Attendance Rate for Prior Year(1)	Term of Office

5-1) Appointment of Members of the Audit Committee, Who Are Non-Executive Directors	Myung Hee Choi	02/22/1952	Audit Committee Member Nominating Committee	100%	1 year

5-2) Appointment of Members of the Audit Committee, Who Are Non-Executive Directors	Kouwhan Jeong	09/30/1953	Audit Committee Member Nominating Committee	100%	1 year

5-3) Appointment of Members of the Audit Committee, Who Are Non-Executive Directors	Kyung Ho Kim(2)	12/21/1954	Audit Committee Member Nominating Committee	100%	1 year

Note: (1)	For the period from January 1, 2019 to December 31, 2019.
(2)	Not a candidate for re-appointment as a non-executive director.

Nominees for Members of the Audit Committee, Who Are Non-Executive Directors(1) (2)

Name	Current Position	Career
Myung Hee Choi (New Appointment)	• Vice President, Korea Internal Control Assessment Institute	• Oct.2011~ Present	• Vice President, Korea Internal Control Assessment Institute
		• Mar.2014~ Mar.2017	• Auditor, Gigalane Corporation
		• Mar.2009~ Mar.2011	• Vice President, Korea Exchange Bank (Ombudsman)

Kouwhan Jeong (Re-appointment)	• Co-president Attorney at Law, Nambujeil Law and Notary Office Inc.	• Sep.2019~ Present	• Co-president Attorney at Law, Nambujeil Law and Notary Office Inc.
		• Dec.2017~ Sep.2019	• President Attorney at Law, Nambujeil Law and Notary Office Inc.
		• May 2016~ Dec.2017	• Attorney at Law, Nambujeil Law and Notary Office Inc.
		• Apr.2013~ Aug.2014	• Standing Mediator, Korea Medical Dispute Mediation and Arbitration Agency

Kyung Ho Kim (Re-appointment)	—	• Aug.1991~ Feb.2019	• Professor, School of Business Administration, Hongik University
		• Mar.2017~ Aug.2018	• Vice President, Hongik University
		• Aug.2016~ Dec.2017	• Local Government Accounting Standards Committee Member, Ministry of the Interior and Safety
		• Apr.2015~ Dec.2017	• Advisory Board Member, The Korea Development Bank

Name	Current Position	Career
		• Apr.2014~ Dec.2017	• Policy Advisory Member, The Board of Audit and Inspection of Korea
		• Oct.2013~ Dec.2017	• Public Sector Policy Committee Member, Ministry of the Interior and Safety
		• Aug.2015~ Feb.2017	• Dean, Graduate School, Hongik University
		• Mar.2009~ Feb.2017	• National Accounting System Review Member, Ministry of Economy and Finance
		• Aug.2013~ Aug.2015	• Policy Advisory Member, Ministry of the Interior and Safety
		• Feb.2013~ Feb.2015	• President, Korea Local Tax Association Co., Ltd.
		• Mar.2009~ Feb.2011	• Dean, School of Business Administration, Hongik University

Note: (1)	None of the nominees (i) has engaged in any transaction with KB Financial Group Inc. in the past three years or (ii) has any relationship with the largest shareholder of KB Financial Group Inc.
(2)	None of the nominees (i) owes any delinquent taxes, (ii) belongs to the management of an insolvent company or (iii) is subject to any legal grounds for disqualification.

The Board of Directors’ Reasons for Recommending the Nominated Members of the Audit Committee, Who Are Non-Executive Directors

Name	Reasons for Recommendation

Myung Hee Choi

•  The nominee satisfies all relevant legal requirements and the Group’s internal requirements to be a member of the Audit Committee.

•  By serving as the Chairman of the Evaluation and Compensation Committee and as a member of the Risk Management Committee, the nominee has accumulated the expertise to become an expert in the Group’s compensation system and risk management. The Board of Directors believes that her previous audit experiences at Korea Exchange Bank and financial experiences at the Financial Supervisory Service would allow her to effectively perform the duties of the Audit Committee as an internal control expert in compensation, regulatory compliance and risk management.

Kouwhan Jeong

•  The nominee satisfies all relevant legal requirements and the Group’s internal requirements to be a member of the Audit Committee.

•  In 2019, the nominee served admirably as a member of the Audit Committee by strengthening internal control measures and enhancing the independence of the Audit Committee. The Board of Directors recommends the nominee, as his experience spanning thirty years in law positions him as a valuable member of the Audit Committee with expertise in law, internal control and consumer protection.

Kyung Ho Kim

•  The nominee satisfies all relevant legal requirements and the Group’s internal requirements to be a member of the Audit Committee.

•  As the Chairman of the Audit Committee in 2019, the nominee led the Audit Committee in a way that was stable and independent from the management. The Board of Directors believes that his expertise in accounting will allow him to serve as a crucial member of the Audit Committee, in particular with regard to matters relating to allowance for loan losses, changes in accounting policies, internal control and financial reporting, and laws regarding external audit.

Agendum 6. Approval of the Aggregate Remuneration Limit for Directors

For fiscal year 2020

Number of Directors (Number of Non- Executive Directors)	9 (7)*

Aggregate Remuneration Limit	Won 3.0 billion will be proposed as the maximum amount of aggregate remuneration that may be disbursed to the directors of KB Financial Group Inc. for fiscal year 2020. The Board of Directors will approve and ratify the payment allocation. Additionally, in case treasury shares (or the equivalent monetary value) are disbursed as long-term incentives, 30,000 treasury shares will be the maximum aggregate amount of shares that may be disbursed to the directors of KB Financial Group Inc. The Board of Directors will approve and ratify the standard and method of allocation and disbursements thereof.

*	The numbers of directors and non-executive directors may change depending on the results of the annual general meeting of shareholders.

For fiscal year 2019

Number of Directors (Number of Non-Executive Directors)	9 (7)

Aggregate Remuneration Paid	Won 1.695 billion*

Aggregate Remuneration Limit	Won 2.5 billion

*

The aggregate remuneration paid in the amount of Won 1.695 billion above does not include long-term incentives paid to a standing director in the amount corresponding to 12,018 shares based on long-term performance evaluation for the period from November 21, 2014 to November 20, 2017, which amount had already been approved by shareholders prior to fiscal year 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc. (Registrant)

Date: March 5, 2020	By:	/s/ Ki-Hwan Kim
(Signature)
Name: Ki-Hwan Kim
Title: Deputy President and Chief Finance Officer

Exhibit 99.1

KB Financial Group Inc.

Separate Statements of Financial Position

December 31, 2019 and December 31, 2018

(In millions of Korean won)	December 31, 2019		December 31, 2018
Assets
Cash and due from financial institutions	~~W~~	18,537	~~W~~	344,302
Financial assets at fair value through profit or loss		413,909		289,179
Loans at amortized cost		120,000		50,000
Investments in subsidiaries		24,162,116		24,062,116
Property and equipment		4,170		2,185
Intangible assets		11,092		9,646
Deferred income tax assets		7,526		8,184
Other assets		609,286		857,462

Total assets	~~W~~	25,346,636	~~W~~	25,623,074

Liabilities
Debts	~~W~~	—	~~W~~	300,000
Debentures		5,543,446		5,373,266
Net defined benefit liabilities		437		183
Current income tax liabilities		417,414		691,909
Other liabilities		203,440		186,481

Total liabilities		6,164,737		6,551,839

Equity
Share capital		2,090,558		2,090,558
Hybrid securities		399,085		—
Capital surplus		14,742,814		14,742,814
Accumulated other comprehensive income		(7,664)		(7,144)
Retained earnings		3,093,294		3,213,556
Treasury shares		(1,136,188)		(968,549)

Total equity		19,181,899		19,071,235

Total liabilities and equity	~~W~~	25,346,636	~~W~~	25,623,074

The related notes are integral to these separate financial statements, which will be available subsequently on the website of KB Financial Group Inc. and under the cover of a Form 6-K.

1

KB Financial Group Inc.

Separate Statements of Comprehensive Income

Year Ended December 31, 2019 and December 31, 2018

(In millions of Korean won, except per share amounts)	2019		2018
Interest income	~~W~~	8,020	~~W~~	6,616
Interest expense		(126,065)		(122,451)

Net interest expense		(118,045)		(115,835)

Fee and commission income		847		788
Fee and commission expense		(7,130)		(5,996)

Net fee and commission expense		(6,283)		(5,208)

Net gains on financial assets at fair value through profit or loss		15,947		18,319

Net other operating income		926,934		1,089,556

General and administrative expenses		(71,171)		(57,845)

Operating profit (loss) before provision for credit losses		747,382		928,987
Provision for credit losses		—		—

Operating profit		747,382		928,987

Net non-operating income (expense)		(541)		(259)

Profit (loss) before income tax		746,841		928,728
Income tax benefit (expense)		(854)		(2,823)

Profit (loss) for the period		745,987		925,905

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities		(520)		(1,911)

Other comprehensive loss for the period, net of tax		(520)		(1,911)

Total comprehensive income (loss) for the period	~~W~~	745,467	~~W~~	923,994

Earnings (loss) per share
Basic earnings (loss) per share	~~W~~	1,891		2,335
Diluted earnings (loss) per share		1,877		2,322

The related notes are integral to these separate financial statements, which will be available subsequently on the website of KB Financial Group Inc. and under the cover of a Form 6-K.

2

KB Financial Group Inc.

Separate Statements of Changes in Equity

Year Ended December 31, 2019 and December 31, 2018

(In millions of Korean won)	Share Capital		Hybrid Securities		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Treasury Shares		Total Equity
Balance at January 1, 2018	~~W~~	2,090,558	~~W~~	—	~~W~~	14,742,814	~~W~~	(5,233)	~~W~~	3,054,379	~~W~~	(755,973)	~~W~~	19,126,545

Comprehensive income
Profit for the period		—		—		—		—		925,905		—		925,905
Remeasurements of net defined benefit liabilities		—		—		—		(1,911)		—		—		(1,911)

Total comprehensive income		—		—		—		(1,911)		925,905		—		923,994

Transactions with shareholders
Dividends		—		—		—		—		(766,728)		—		(766,728)
Acquisition of treasury shares		—		—		—		—		—		(212,576)		(212,576)

Total transactions with shareholders		—		—		—		—		(766,728)		(212,576)		(979,304)

Balance at December 31, 2018	~~W~~	2,090,558	~~W~~	—	~~W~~	14,742,814	~~W~~	(7,144)	~~W~~	3,213,556	~~W~~	(968,549)	~~W~~	19,071,235

Balance at January 1, 2019	~~W~~	2,090,558	~~W~~	—	~~W~~	14,742,814	~~W~~	(7,144)	~~W~~	3,213,556	~~W~~	(968,549)	~~W~~	19,071,235

Comprehensive income
Profit for the period		—		—		—		—		745,987		—		745,987
Remeasurements of net defined benefit liabilities		—		—		—		(520)		—		—		(520)

Total comprehensive income		—		—		—		(520)		745,987		—		745,467

Transactions with shareholders
Dividends		—		—		—		—		(759,736)		—		(759,736)
Issuance of hybrid securities		—		399,085		—		—		—		—		399,085
Dividends on hybrid securities		—		—		—		—		(6,513)		—		(6,513)
Acquisition of treasury shares		—		—		—		—		(100,000)		(167,639)		(267,639)

Total transactions with shareholders		—		399,085		—		—		(866,249)		(167,639)		(634,803)

Balance at December 31, 2019	~~W~~	2,090,558	~~W~~	399,085		14,742,814	~~W~~	(7,664)	~~W~~	3,093,294	~~W~~	(1,136,188)	~~W~~	19,181,899

The related notes are integral to these separate financial statements, which will be available subsequently on the website of KB Financial Group Inc. and under the cover of a Form 6-K.

3

KB Financial Group Inc.

Separate Statements of Cash Flows

Year Ended December 31, 2019 and December 31, 2018

(In millions of Korean won)	2019		2018
Cash flows from operating activities
Profit for the period	~~W~~	745,987	~~W~~	925,905

Adjustment for non-cash items
Depreciation and amortization		5,093		864
Share-based payments		4,259		551
Net interest expense		4,727		5,198
Net gains on valuation on financial assets at fair value through profit or loss		(2,322)		(4,694)
Net other expenses		2,209		2,118

		13,966		4,037

Changes in operating assets and liabilities
Deferred income tax assets		854		2,782
Other assets		(4,270)		(1,046)
Other liabilities		(10,824)		(7,016)

		(14,240)		(5,280)

Net cash inflow from operating activities		745,713		924,662

Cash flows from investing activities
Acquisition of financial assets at fair value through profit or loss		(2,180,000)		—
Disposal of financial assets at fair value through profit of loss		2,057,592		—
Acquisition of subsidiaries		(100,000)		—
Increase in loans at amortized cost		(70,000)		(40,000)
Acquisition of property and equipment		(4,771)		(1,991)
Disposal of property and equipment		13		—
Acquisition of intangible assets		(1,848)		(866)
Disposal of intangible assets		41		34
Net increase in guarantee deposits paid		(1,265)		(375)
Other investing activities		(371)		(356)

Net cash outflow from investing activities		(300,609)		(43,554)

Cash flows from financing activities
Increase in debts		418,705		298,321
Decrease in debts		(717,026)		(298,485)
Increase in debentures		1,037,656		897,872
Decrease in debentures		(868,154)		(688,486)
Dividends paid to shareholders		(759,736)		(766,728)
Principal elements of lease payments		(569)		—
Acquisition of treasury shares		(274,317)		(224,700)
Issuance of hybrid securities		399,085		—
Dividends paid on hybrid securities		(6,513)		—

Net cash outflow from financing activities		(770,869)		(782,206)

Net increase (decrease) in cash and cash equivalents		(325,765)		98,902
Cash and cash equivalents at the beginning of the period		344,299		245,397

Cash and cash equivalents at the end of the period	~~W~~	18,534	~~W~~	344,299

The related notes are integral to these separate financial statements, which will be available subsequently on the website of KB Financial Group Inc. and under the cover of a Form 6-K.

4

KB Financial Group Inc.

Separate Statements of Appropriation of Retained Earnings

(Expected date of appropriation for 2019: March 20, 2020)

(Date of appropriation for 2018: March 27, 2019)

(In millions of Korean won)	2019		2018
Unappropriated retained earnings
Balance at the beginning of the year	~~W~~	984,555	~~W~~	913,061
Profit for the year		745,987		925,905
Retirement of treasury shares		(100,000)		—
Dividends of hybrid securities		(6,513)		—

		1,624,029		1,838,966

Transfers such as discretionary reserves
Regulatory reserve for credit losses		283		—

		283		—

Appropriation of retained earnings
Legal reserve		74,599		92,591
Regulatory reserve for credit losses		—		2,084
Cash dividends		861,092		759,736
(Dividends per common share: ~~W~~ 2,210 (44.2%) in 2019)
(Dividends per common share: ~~W~~ 1,920 (38.4%) in 2018)

		935,691		854,411

Unappropriated retained earnings to be carried forward	~~W~~	688,621	~~W~~	984,555

5

Exhibit 99.2

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2019 and 2018

(in millions of Korean won)	2019		2018
Assets
Cash and due from financial institutions	~~W~~	20,837,878	~~W~~	20,274,490
Financial assets at fair value through profit or loss		53,549,086		50,987,847
Derivative financial assets		3,190,673		2,025,962
Loans at amortized cost		339,684,059		319,201,603
Financial investments		71,782,606		61,665,094
Investments in associates and joint ventures		598,240		504,932
Property and equipment		5,067,377		4,272,127
Investment property		2,827,988		2,119,811
Intangible assets		2,737,813		2,755,783
Net defined benefit assets		946		—
Current income tax assets		19,095		10,004
Deferred income tax assets		3,597		4,158
Assets held for sale		23,151		16,952
Other assets		18,215,608		15,749,535

Total assets	~~W~~	518,538,117	~~W~~	479,588,298

Liabilities
Financial liabilities at fair value through profit or loss	~~W~~	15,368,153	~~W~~	15,326,859
Derivative financial liabilities		3,007,341		2,901,247
Deposits		305,592,771		276,770,449
Debts		37,818,860		33,004,834
Debentures		50,935,583		53,278,697
Provisions		527,929		525,859
Net defined benefit liabilities		253,989		262,213
Current income tax liabilities		432,431		698,634
Deferred income tax liabilities		777,793		492,534
Insurance contract liabilities		34,966,683		33,412,949
Other liabilities		29,737,259		27,200,996

Total liabilities		479,418,792		443,875,271

Equity
Share capital		2,090,558		2,090,558
Hybrid securities		399,205		—
Capital surplus		17,122,777		17,121,660
Accumulated other comprehensive income		348,021		177,806
Retained earnings		19,709,545		17,282,441
Treasury shares		(1,136,188)		(968,549)

Equity attributable to shareholders of the Parent Company		38,533,918		35,703,916
Non-controlling interests		585,407		9,111

Total equity		39,119,325		35,713,027

Total liabilities and equity	~~W~~	518,538,117	~~W~~	479,588,298

The related notes are integral to these consolidated financial statements, which will be available subsequently on the website of KB Financial Group Inc. and under the cover of a Form 6-K.

1

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2019 and 2018

(In millions of Korean won, except per share amounts)

	2019		2018
Interest income	~~W~~	14,639,187	~~W~~	13,734,569
Interest income from financial instruments at fair value through other comprehensive income and amortized cost		13,935,124		12,986,209
Interest income from financial instruments at fair value through profit or loss		704,063		748,360
Interest expense		(5,442,400)		(4,829,641)

Net interest income		9,196,787		8,904,928

Fee and commission income		3,879,247		3,717,720
Fee and commission expense		(1,524,243)		(1,474,344)

Net fee and commission income		2,355,004		2,243,376

Insurance income		12,317,182		11,975,070
Insurance expense		(12,017,670)		(11,484,954)

Net Insurance income		299,512		490,116

Net gains on financial instruments at fair value through profit or loss before applying overlay approach		912,187		350,490
Net gains/(losses) on overlay adjustments		(268,315)		813

Net gains on financial assets/liabilities at fair value through profit or loss		643,872		351,303

Net other operating expenses		(1,063,324)		(1,130,036)

General and administrative expenses		(6,271,017)		(5,918,512)

Operating profit before provision for credit losses		5,160,834		4,941,175

Provision for credit losses		(670,185)		(673,694)

Net operating income		4,490,649		4,267,481

Share of profit of associates and joint ventures		16,451		24,260
Net other non-operating income		26,886		9,791

Net non-operating income		43,337		34,051

Profit before income tax		4,533,986		4,301,532
Income tax expense		(1,220,787)		(1,239,586)

Profit for the year		3,313,199		3,061,946

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities		(55,827)		(138,016)
Share of other comprehensive income of associates and joint ventures		(105)		(74)
Revaluation losses on equity instruments at fair value through other comprehensive income		(17,329)		(31,169)
Fair value changes on financial liabilities designated at fair value due to own credit risk		(11,372)		1,484

		(84,633)		(167,775)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		37,861		48,820
Net gains on debt instruments at fair value through other comprehensive income		35,490		119,182
Shares of other comprehensive income of associates and joint ventures		7,800		(3,659)
Cash flow hedges		(33,182)		(9,038)
Losses on hedges of a net investment in a foreign operation		(8,900)		(27,134)
Other comprehensive income arising from separate account		3,364		28,709
Net gains on overlay adjustment		194,223		413

		236,656		157,293

Other comprehensive income for the year, net of tax		152,023		(10,482)

Total comprehensive income for the year	~~W~~	3,465,222	~~W~~	3,051,464

Profit attributable to:
Shareholders of the Parent Company	~~W~~	3,311,828	~~W~~	3,061,191
Non-controlling interests		1,371		755

	~~W~~	3,313,199	~~W~~	3,061,946

Total comprehensive income for the year attributable to:
Shareholders of the Parent Company	~~W~~	3,463,567	~~W~~	3,050,805
Non-controlling interests		1,655		659

	~~W~~	3,465,222	~~W~~	3,051,464

Earnings per share
Basic earnings per share	~~W~~	8,451	~~W~~	7,721
Diluted earnings per share		8,389		7,676

The related notes are integral to these consolidated financial statements, which will be available subsequently on the website of KB Financial Group Inc. and under the cover of a Form 6-K.

2

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2019 and 2018

(in millions of Korean won)
	Equity attributable to shareholders of the Parent Company
	Share Capital		Hybrid Securities		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Treasury Shares		Non-controlling Interests		Total Equity
Balance at January 1, 2018	~~W~~	2,090,558	~~W~~	—	~~W~~	17,122,228	~~W~~	537,668	~~W~~	15,044,204	~~W~~	(755,973)	~~W~~	6,144	~~W~~	34,044,829
The effect of changing of accounting policy		—		—		—		(349,476)		(71,724)		—		—		(421,200)

Balance after reflecting the effect of accounting policy		2,090,558		—		17,122,228		188,192		14,972,480		(755,973)		6,144		33,623,629
Comprehensive income
Profit for the year		—		—		—		—		3,061,191		—		755		3,061,946
Remeasurements of net defined benefit liabilities		—		—		—		(138,016)		—		—		—		(138,016)
Exchange differences on translating foreign operations		—		—		—		48,916		—		—		(96)		48,820
Net gains on financial instruments at fair value through other comprehensive income		—		—		—		88,013		15,498		—		—		103,511
Shares of other comprehensive income of associates and joint ventures		—		—		—		(3,733)		—		—		—		(3,733)
Cash flow hedges		—		—		—		(9,038)		—		—		—		(9,038)
Losses on hedges of a net investment in a foreign operation		—		—		—		(27,134)		—		—		—		(27,134)
Other comprehensive income arising from separate account		—		—		—		28,709		—		—		—		28,709
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		—		1,484		—		—		—		1,484
Net gains on overlay adjustment		—		—		—		413		—		—		—		413

Total comprehensive income/(loss) for the year		—		—		—		(10,386)		3,076,689		—		659		3,066,962

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		(766,728)		—		—		(766,728)
Acquisition of treasury shares		—		—		—		—		—		(212,576)		—		(212,576)
Non-controlling interests changes in business combination		—		—		—		—		—		—		2,238		2,238
Others		—		—		(568)		—		—		—		70		(498)

Total transactions with shareholders		—		—		(568)		—		(766,728)		(212,576)		2,308		(977,564)

Balance at December 31, 2018	~~W~~	2,090,558	~~W~~	—	~~W~~	17,121,660	~~W~~	177,806	~~W~~	17,282,441	~~W~~	(968,549)	~~W~~	9,111	~~W~~	35,713,027

Balance at January 1, 2019	~~W~~	2,090,558	~~W~~	—	~~W~~	17,121,660	~~W~~	177,806	~~W~~	17,282,441	~~W~~	(968,549)	~~W~~	9,111	~~W~~	35,713,027

Comprehensive income
Profit for the year		—		—		—		—		3,311,828		—		1,371		3,313,199
Remeasurements of net defined benefit liabilities		—		—		—		(55,827)		—		—		—		(55,827)
Exchange differences on translating foreign operations		—		—		—		37,577		—		—		284		37,861
Net gains on financial instruments at fair value through other comprehensive income		—		—		—		36,637		(18,475)		—		—		18,162
Shares of other comprehensive income of associates and joint ventures		—		—		—		7,695		—		—		—		7,695
Cash flow hedges		—		—		—		(33,182)		—		—		—		(33,182)
Losses on hedges of a net investment in a foreign operation		—		—		—		(8,900)		—		—		—		(8,900)
Other comprehensive income arising from separate account		—		—		—		3,364		—		—		—		3,364
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		—		(11,372)		—		—		—		(11,372)
Net gains on overlay adjustment		—		—		—		194,223		—		—		—		194,223

Total comprehensive income for the year		—		—		—		170,215		3,293,353		—		1,655		3,465,223

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—				—		—		(759,736)		—		—		(759,736)
Issuance of hybrid securities		—		399,205		—		—		—		—		574,580		973,785
Dividends on hybrid securities		—		—		—		—		(6,513)		—		—		(6,513)
Acquisition and retirement of treasury shares		—		—		—		—		(100,000)		(167,639)		—		(267,639)
Others		—		—		1,117		—		—		—		61		1,178

Total transactions with shareholders		—		399,205		1,117		—		(866,249)		(167,639)		574,641		(58,925)

Balance at December 31, 2019	~~W~~	2,090,558	~~W~~	399,205	~~W~~	17,122,777	~~W~~	348,021	~~W~~	19,709,545	~~W~~	(1,136,188)	~~W~~	585,407	~~W~~	39,119,325

The related notes are integral to these consolidated financial statements, which will be available subsequently on the website of KB Financial Group Inc. and under the cover of a Form 6-K.

3

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2019 and 2018

(in millions of Korean won)
	2019		2018
Cash flows from operating activities
Profit for the year	~~W~~	3,313,199	~~W~~	3,061,946

Adjustment for non-cash items
Net gain on financial assets/liabilities at fair value through profit or loss		(438,567)		(104,755)
Net gain on derivative financial instruments for hedging purposes		(3,835)		186,029
Adjustment of fair value of derivative financial instruments		282		410
Provision for credit loss		670,185		673,694
Net gain on financial investments		(206,192)		(99,253)
Share of profit of associates and joint ventures		(16,451)		(24,260)
Depreciation and amortization expense		784,431		409,481
Depreciation and amortization expense on VOBA		192,459		214,153
Other net gains on property and equipment/intangible assets		(33,238)		(138,553)
Share-based payments		49,418		10,930
Policy reserve appropriation		1,546,271		1,608,175
Post-employment benefits		231,913		220,215
Net interest expense		313,550		277,152
Gain on foreign currency translation		(74,488)		(142,586)
Other non-cash items		390,074		207,025

		3,405,812		3,297,857

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss		(916,415)		(8,446,927)
Derivative financial instruments		(644,342)		151,297
Loans at fair value through other comprehensive income		15,536		(40,413)
Loans at amortized cost		(21,681,258)		(31,334,606)
Current income tax assets		(9,091)		(3,668)
Deferred income tax assets		803		(557)
Other assets		(3,668,385)		(2,292,160)
Financial liabilities at fair value through profit or loss		(77,231)		3,690,005
Deposits		28,480,993		20,679,844
Tax liabilities for current period		(266,204)		264,765
Deferred income tax liabilities		235,209		115,208
Other liabilities		1,212,080		1,899,791

		2,681,695		(15,317,421)

Net cash inflow (outflow) from operating activities		9,400,706		(8,957,618)

Cash flows from investing activities
Net cash flows from derivative financial instruments for hedging purposes		(206,680)		42,305
Disposal of financial asset at fair value through profit or loss		11,364,615		9,582,940
Acquisition of financial asset at fair value through profit or loss		(12,359,886)		(8,707,420)
Disposal of financial investments		69,489,132		60,773,660
Acquisition of financial investments		(79,083,472)		(64,729,380)
Disposal in investments in associates and joint ventures		26,185		34,717
Acquisition of investments in associates and joint ventures		(92,200)		(187,077)
Disposal of property and equipment		12,786		2,272
Acquisition of property and equipment		(608,736)		(452,270)
Disposal of investment property		94,207		140,969
Acquisition of investment property		(806,088)		(1,288,125)
Disposal of intangible assets		14,694		10,706
Acquisition of intangible assets		(333,557)		(126,163)
Net cash flows from the change in subsidiaries		91,592		188,140
Others		62,984		234,440

Net cash outflow from investing activities		(12,334,424)		(4,480,286)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes		(28,631)		15,044
Net increase in debts		5,027,313		4,216,014
Increase in debentures		93,655,747		143,603,589
Decrease in debentures		(96,145,669)		(135,180,630)
Increase (decrease) in other payables from trust accounts		(68,648)		267,077
Dividends paid		(759,736)		(766,728)
Dividends paid on hybrid securities		(6,513)		—
Acquisition of treasury shares		(274,317)		(224,700)
Issuance of hybrid securities		399,205		—
Decrease of non-controlling interest		574,580		—
Principal elements of lease payments		(229,750)		—
Others		134,027		(185,894)

Net cash inflow from financing activities		2,277,608		11,743,772

Effect of exchange rate changes on cash and cash equivalents		137,019		(67,950)

Net decrease in cash and cash equivalents		(519,091)		(1,762,082)
Cash and cash equivalents at the beginning of the year		6,642,816		8,404,898

Cash and cash equivalents at the end of the year	~~W~~	6,123,725	~~W~~	6,642,816

The related notes are integral to these consolidated financial statements, which will be available subsequently on the website of KB Financial Group Inc. and under the cover of a Form 6-K.

4